P.E.

02016625

Exhibits: 1
Pages 5
Index: page 2

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

RECEIVED
FEB 21 2002
540

Filing No. 2 for the Month of February, 2002

PROCESSED
MAR 01 2002
THOMSON
FINANCIAL

DURBAN ROODEPOORT DEEP, LIMITED
(Translation of Registrant's Name into English)

CMC BUILDING, 45 EMPIRE ROAD, PARKTOWN, JOHANNESBURG, 1700 SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

#45143765v1<

Attached to the Registrant's second Form 6-K for the month of February, 2002, and incorporated by reference herein, are:

Exhibit No.	Description
1.	Joint Announcement of Durban Roodepoort Deep, Limited and Khumo Bathong Holdings (Pty) Ltd., dated February 13, 2002.

(3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: ______________________
M.A. Eloff
Group Company Secretary

Dated: February 20, 2002

Durban Roodepoort Deep, Limited

Khumo Bathong Holdings (Pty) Ltd.

JOINT ANNOUNCEMENT

13 February 2002

For release: 08:00(SA time), Wednesday, 13 February, 2002

086/02-jmd

Two-tiered black empowerment transaction "unique in South Africa"

DRD TEAMS UP WITH KHUMO BATHONG

Durban Roodepoort Deep, Limited's Mark Wellesley-Wood and Khumo Bathong Holdings' Dr Paseka Ncholo today (Wednesday, 13 February, 2002) jointly announced a ground-breaking partnership between their respective companies.

In terms of the arrangement, DRD will sell to KBH:

- 60% of its Crown Gold Recoveries (Crown) dump reclamation operation south of Johannesburg's CBD for R105 531 000; and

- KBH will acquire an equity stake in DRD of approximately 3%.

"This is a unique, two-tiered empowerment structure," Wellesley-Wood said. "KBH will have operational exposure, through Crown, to an asset that generates significant cash flows, and through its equity stake in DRD, to DRD's other strategic assets."

While Crown will continue to be managed by DRD, a skills transfer process to KBH is part of the arrangement. Ncholo has been invited to join the DRD board.

"The contiguity of KBH's ERPM operation and DRD's Crown operation makes the logic of this new partnership compelling," Ncholo said. "Also, the two companies share experience of turning around deep-level gold mining operations; KBH has successfully put ERPM – a hot, deep mine with water challenges – back in profits."

The Industrial Development Corporation (IDC) has agreed to provide KBH with the required funding.

The IDC's Head of Entrepreneurial Mining and Beneficiation, Muvhango Netshitangani, said: "This is yet another, true empowerment story in the South African mining industry in which the IDC has been involved. We are excited about the prospects of creating a meaningful participation by black entrepreneurs in the resources business. This is a leveraged transaction, which means that KBH will immediately become the rightful owner of shares in DRD. Taking into account the devaluation of the rand, this is an ideal time to do such a deal."
In respect of the equity stake in DRD, DRD will issue to KBH 4 794 889 new DRD ordinary shares at R14.19 per share. This represents a 10% discount to the 30-day trade weighted average price per DRD share on the JSE at the close of trade on 18 January.

"Crown is a very high volume, fixed cost business, and DRD now wants to focus on expanding its cheaper, underground gold resources," said Wellesley-Wood.

DRD will use the cash proceeds from the transaction to further enhance its balance sheet and to accelerate its hedge buy-back programme.

The transaction is subject to certain conditions, including the conclusion of formal agreements between the parties and the approval of the South African Competition Commission and other regulatory bodies.

Please note: A joint briefing on the transaction will take place at 12:15 today (Wednesday, 13 February 2001) upstairs at Five Flies Restaurant, 14-16 Keerom Street, Cape Town. Transport will be available to and from The All African Mining Investment Conference venue.

Queries:

For DRD:	James Duncan	082 892 8052 (c); 011 880 3924 (o)
	Janice Dempsey	082 376 2327 (c); 011 888 3924 (o)
	In North America: Roth Investor Relations – 1-732-792-2200	
For KBH:	Dr Paseka Ncholo	082 902 4813 (c); 011 917 9827 (o)
For IDC:	Muvhango Netshitangani	082 371 5711 (c); 011 269 3475 (o)